FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on January 29, 2010, regarding the distribution of dividends and other matters.

Banco de Chile Announces Proposed
Dividend Payment

SANTIAGO, Chile, January 29, 2010 - Banco de Chile (NYSE:BCH), a full service Chilean financial institution, today notified local Chilean regulatory authorities of the following material event:

The Board of Directors of Banco de Chile during its session held on January 29, 2010 has decided to disclose to the general public as a material event its resolution to call an Ordinary Shareholders' Meeting to be held on March 25, 2010 with the objective of proposing, among other matters, the distribution of a dividend per Banco de Chile share of $3.496813.

In addition, the Board of Directors also resolved to schedule an Extraordinary Shareholders Meeting to be held on March 25, 2010, before the Ordinary Shareholders’ Meeting, in order to amend Banco de Chile by-laws for the introduction of a transitory provision defining the “distributable net income” so as to comply with the agreement dated November 8, 1996, executed between the Central Bank of Chile (Banco Central de Chile) and SM Chile S.A., pursuant to Law N° 19.396.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2010

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO